SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of November  2006

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.

Document

1.

Marsulex Q3 Results

MARSULEX ANNOUNCES SIGNIFICANT INCREASES

 IN THIRD QUARTER REVENUE AND EARNINGS

TORONTO, Canada, November 1, 2006 -- Marsulex Inc. (TSX: MLX) today announced results for the three and nine months ended September 30, 2006. Revenue for the quarter was $68.3 million compared with $43.4 million in 2005, an increase of 57%. Gross profit was $24.8 million compared with $15.7 million in 2005, an increase of 58%. The increases in both revenue and gross profit reflected the contributions from acquisitions as well as from the start-up of the Montreal facility expansion. Earnings before income taxes for the third quarter of 2006 were $3.1 million (compared to a loss of $0.4 million in 2005) reflecting improved operating results offset by higher depreciation and amortization related to acquisitions.  Net earnings for the quarter were $2.6 million ($0.08 per share) compared to a net loss of $0.9 million in 2005 (negative $0.03 per share).

	Three months ending September 30			Nine months ending September 30
(in millions of dollars, except per share)	2006	2005	% chg	2006	2005	% chg

Revenue	$ 68.3	$ 43.4	57.4%	$180.2	$ 118.9	51.6%
Gross profit	24.8	15.7	58.0%	61.5	43.8	40.4%
Earnings (loss) before income taxes	3.1	(0.4)	n/a	7.3	3.8	n/a
Net earnings (loss)	2.6	(0.9)	n/a	8.5	1.8	n/a
Earnings (loss) per share	0.08	(0.03)	n/a	0.26	0.06	n/a

Commenting on the results, Marsulex President and Chief Executive Officer, Mr. Laurie Tugman, said, “We were pleased that all of our business segments generated increases in revenue and profits.  Cash generation was also strong with cash flow from operating activities of $21.7 million in the quarter and over $40 million on a year-to- date basis.”

Mr. Tugman also noted, ”Marsulex has achieved significant growth over the past two years. Our asset base has increased $150 million or 55%, and revenues have grown by 76%. To address the needs of this significantly larger organization, management continues to invest in people, capital and technology.”

Other Highlights

♦

The Company’s Industrial Services Group began recognizing revenue and related earnings from the expansion of its Montreal facility during the third quarter. The Group’s results also reflected the contribution from the Stablex and Petcoke Services acquisitions and a higher contribution from the Toledo acid regen business, offset by lower results from sulphur prilling and the impact of the stronger Canadian dollar. Gross profit for the quarter was $16.1 million compared with $9.0 million in 2005.

♦

In late August, the Fort McMurray facility began production of ammonium sulphate fertilizer from slurry received from Syncrude.  While the plant is still in the commissioning phase, initial product testing has produced satisfactory results.

♦

The Western Markets Group continued to deliver steady performance with increased volumes from Sulphides and Sulphur enhanced products.  Gross profit for the third quarter was $7.3 million compared with $5.6 million last year.

-- more --

♦

The Power Generation Group reported third quarter gross profit of $1.5 million compared with $1.1 million for the same period in 2005, reflecting increased project activity.

Marsulex, which is based in Toronto, Ontario, is a leading provider of industrial services, including environmental compliance solutions for air quality control, processing or handling of industrial by-products or waste streams, and is a producer and marketer of sulphur-based industrial chemicals. The Company’s services and products are provided to a broad base of industrial customers in a wide range of industries. Website: www.marsulex.com

A conference call with analysts and portfolio managers to review the third quarter 2006 results will be webcast live on www.marsulex.com and www.newswire.ca on Thursday, November 2, 2006 at 10:00 a.m. Eastern Daylight Time.

This news release may contain forward-looking statements. These statements are based on current views and expectations that are subject to risks, uncertainties and assumptions that are difficult to predict, including the impact of acquisitions, risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, the Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and the Company’s ability to protect its intellectual property.

Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise. Additional information identifying risks, uncertainties and assumptions is contained in the Company’s filings with the securities regulatory authorities, which are available at www. sedar.com. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

# # # #

For further information:

Laurie Tugman

or

William Martin
President and CEO

Chief Financial Officer

Tel: (416) 496-4157

Tel: (416) 496-4164

Management’s Discussion and Analysis

The following commentary provides additional analysis of Marsulex’s operations and financial position for the three and nine months ending September 30, 2006 and includes material information available to October 31, 2006. It is supplementary information and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes and with the consolidated financial statements and corresponding notes included in the annual report of December 31, 2005.

RESULTS OF CONSOLIDATED OPERATIONS

The Company provides industrial services, including the processing, handling, removal, treatment and disposal of industrial by-products and waste streams; the distribution and sale of the by-products resulting from compliance services; and production and sale of industrial and water treatment chemicals to customers in western Canada.

	Three months ending September 30,			Nine months ending September 30,
(in thousands of dollars, except per share)	2006	2005	% chg	2006	2005	% chg

Revenue	$68,333	$ 43,356	57.6%	$180,227	$118,931	51.5%
Gross Profit	24,795	15,724	57.7%	61,532	43,750	40.6%
Gross Profit as a percent of revenue	36.3%	36.3%		34.1%	36.8%
Selling, general, administrative and other costs (SGA), including foreign exchange	7,775	5,351	45.3%	20,448	14,231	43.7%
Unusual items	--	2,038	n/a	--	2,088	n/a
Depreciation and amortization	9,881	6,411	54.1%	25,068	17,142	46.3%
Net interest expense	3,992	2,290	74.3%	8,703	6,491	34.1%
Earnings (loss) before income taxes	3,147	(366)	n/a	7,313	3,798	n/a
Income taxes/(recovery)	574	571	n/a	(1,192)	1,950	n/a
Net income (loss)	$ 2,573	$ (937)	n/a	$ 8,505	$ 1,848	n/a

Earnings (loss) per share--Basic	$ 0.08	$ (0.03)	n/a	$ 0.26	$ 0.06	n/a
Earnings (loss) per share--Diluted	$ 0.08	$ (0.03)	n/a	$ 0.26	$ 0.06	n/a

Increases in revenue and gross profit were due largely to the contribution from the Montreal facility expansion and Stablex and Petcoke Services acquisitions in the Industrial Services Group.  Improved performances from the Western Markets and Power Generation groups also contributed to the increase.

Gross profit as a percent of revenue was consistent with the third quarter of 2005.  Higher margins within Western Markets were offset by lower margins within Power Generation, the latter affected by the mix between project and licensing revenues.

On a year to date basis, 2006 revenue and gross profit increased by 52% and 41% respectively for reasons consistent with the quarterly results.

Increased SGA costs in the third quarter and for the nine months in 2006 reflect $1.5 million and $5.7 million, respectively, of SGA costs for the acquired businesses. During the nine months ended September 30, 2006 the Company also incurred higher corporate legal and consulting costs and lower expenses for the long-term incentive plan measured against the quarter end closing price for Marsulex’s common stock.

During the quarter and for the nine months ended September 30, 2006, the Canadian dollar strengthened by approximately 7% and 8% respectively. A foreign exchange gain of $1.1 million was recognized for the nine months ended September 30, 2006. This gain was realized primarily on the U.S. denominated portion of the Senior Secured Term Loan that offsets the foreign exchange fluctuations associated with the Company’s U.S. dollar denominated operating results. A more detailed analysis of the Company’s exposure to foreign exchange fluctuations is included under Risk Factors in this MD&A.

Increases in depreciation expense in the third quarter and for the nine months ended September 30, 2006  can be attributed to the Montreal facility expansion and the higher capital assets associated with acquisitions partially offset by lower depreciation expense for U.S. dollar denominated assets. Amortization expense for the third quarter of 2006 and for the nine months ended September 30, 2006 reflects the amortization associated with the intangible assets, deferred charges and deferred financing costs arising primarily from acquisitions of Stablex and the Petcoke Services business.

	Three months ending September 30,			Nine months ending September 30,
(in thousands of dollars)	2006	2005	% chg	2006	2005	% chg

Interest expense	$ 4,302	$ 3,044	41.3%	$ 11,805	$ 8,117	45.4%
Interest capitalized	(80)	(530)	n/a	(2,515)	(925)	n/a
Interest income	(230)	(224)	2.7%	(587)	(701)	(16.3)%
Net interest expense	$ 3,992	$ 2,290	74.3%	$ 8,703	$ 6,491	34.1%

Interest expense increased in the third quarter by approximately 41% (45% for the nine months ended September 30, 2006) primarily as a result of the interest paid on increases in the Senior Secured Term Loan used to finance acquisitions.  Interest capitalized was lower due to the completion of the Montreal expansion project. Marsulex also earned interest income on approximately $28.2 million in cash deposits. The decrease in interest income for the nine months ended September 30, 2006 was due to lower cash balances as compared to 2005 partially offset by higher interest rates.

In the second quarter of 2006 the Company realized a recovery of $2.9 million on its future tax liability as a result of changes in the Canadian Federal tax rates that were substantively enacted in June 2006. The Company’s Canadian tax rate is expected to decrease by 3.12% over the period 2008 through 2010 as a result of the change.  Excluding the effects of the rate adjustment, the Company’s effective tax rates for the three and nine month periods ended September 30, 2006 were approximately 18% and 23% respectively.   The overall lower effective tax rates (as compared to the Company’s statutory rate of 36%) are due to a number of factors including the utilization of previously unrecognized U.S. tax loss carryforwards.

Cash tax is dependent on the Company’s earnings by legal entity, the availability of the tax losses and accelerated tax depreciation on property, plant and equipment and other deductions to reduce taxable income. The average annual cash taxes were less than $1 million for the past three years.

The increases in net earnings for the third quarter and nine months ended September 30, 2006 reflect the higher earnings from the business and the unusual items recognized in third quarter of 2005 offset by higher depreciation, amortization, and interest costs related to the acquisitions. During the third quarter of 2005 the Company was awarded a U.S. $1.3 million (C $1.5 million) cash settlement regarding the arbitration with Holcim Inc. which resulted in an approximate $1.9 million non-cash unusual loss.

REVIEW OF BUSINESS SEGMENTS

Industrial Services Group

Industrial Services provides services, including environmental compliance solutions, to oil refiners and other industrial customers, primarily in the U.S. and Canada. Services include the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline; the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process; the recovery of sulphur dioxide to ensure air quality compliance; cutting and handling of petroleum coke; and the safe handling, treatment, and disposal of industrial hazardous waste streams.

	Three months ending September 30,			Nine months ending September 30,
(in thousands of dollars)	2006	2005	% chg	2006	2005	% chg

Revenue	$ 46,744	$26,543	76.1%	$ 118,020	$ 67,637	74.5%
Gross Profit	16,060	9,041	77.6%	38,183	23,712	61.0%
Gross Profit as a percent of revenue	34.4%	34.1%		32.4%	35.1%

Capital expenditures 1	$ 7,293	$13,314		$ 34,467	$ 30,659
Total assets 2	n/a	n/a		$345,757	$ 303,526

1

The above capital expenditures represent cash expenditures for capital assets. At September 30, 2006 $0.4 million was accrued for capital costs not yet paid against $3.5 million accrued at June 30, 2006 and $4.7 million at December 31, 2005.

2.

2005 assets are at December 31, 2005

The increase in the Group’s third quarter 2006 revenue largely reflects the contribution from acquisitions ($15.9 million) and other refinery activity ($4.3 million) including the Montreal facility expansion project that started up during the quarter.  Foreign exchange accounted for an estimated $1.0 million in revenue reductions on U.S. dollar denominated revenues.  For the nine months ended September 30, 2006, acquisitions contributed approximately $46.1 million in revenue growth with other refinery activity accounting for approximately $4.2 million. Revenue for the nine months also reflects contractual pass-through’s of higher energy costs by the spent acid regeneration business, partially offset by the impact of foreign exchange of $3.5 million.

The increase in third quarter 2006 gross profit is primarily the result of the gross profit from the start-up of the Montreal facility expansion and $2.8 million from the Stablex and Petcoke Services acquisitions. Contractual pass-through’s of higher energy costs for the spent acid regeneration business continued into the quarter and was offset by the impact of foreign exchange of $0.3 million, lower international prices of prilled sulphur of $0.8 million, and costs of $0.4 million associated with the Fort McMurray facility which is in the commissioning phase.  For the nine months ended September 30, 2006, the increase in gross profit largely reflects the $11.0 million contribution from the acquisitions. It also reflects an increase from the spent acid regeneration facility resulting from the recovery of higher energy costs and the third quarter start-up of the Montreal facility expansion offset by costs associated with the Fort McMurray and Montreal facilities of $1.9 million, the negative impact of foreign exchange of $1.0 million, and the lower international price of prilled sulphur.

Revenues and gross profit for Stablex were approximately double that of the third quarter of 2005 as a result of the timing of the August 16, 2005 acquisition. The mix of waste products available for treatment as well as pricing and volume continues to affect the operating results of this business, particularly in the U.S. where transportation costs are a significant factor.

During the third quarter, the Marsulex Fort McMurray facility began commissioning its fertilizer plant and producing ammonium sulphate fertilizer from slurry received from Syncrude.  Syncrude is purchasing ammonia to support the operation of its Flue Gas Desulphurization unit on an interim basis while it investigates a long-term strategy to use its on-site produced ammonia. The test fertilizer produced thus far has met the design specifications and the facility which began generating revenue in 2005 has incurred increased operating costs against the prior year while it ramps-up production.

The Company’s prilled sulphur businesses are sensitive to commodity price movement on International markets.  During the quarter, prilled sulphur prices declined approximately 14%.  In response to this, the Company has delayed capital spending at its Long Beach facility pending a more thorough assessment of market conditions.

Quarterly gross profit as a percentage of revenue remained relatively consistent when compared to the same period in 2005.  On a year-to-date basis, gross profit as a percentage of revenue (32.4%) was slightly below the comparable 2005 percentage (35.1%).  In addition to factors described above, gross profit as a percentage of revenue was impacted by the Petcoke Services business which typically has a lower margin than other refinery operations.

On April 1, 2006 the Company acquired Oxbow Industrial Services, LLC (the Petcoke Services business), a leading provider of in-refinery petcoke cutting and bulk handling services to major oil refineries in the U.S. Gulf Coast and West Coast and Venezuela, from Oxbow Carbon & Minerals LLC for a purchase price of U.S. $27 million, or approximately $31 million Canadian, excluding transaction costs of approximately $0.7 million. The acquisition includes a 50 percent ownership interest in Aimvenca, C.A., a Venezuelan joint venture with Mecavenca, C.A.

The acquisition has been accounted for using the purchase method of accounting. The preliminary purchase price allocation, including acquisition costs, is as follows:

(in thousands of dollars)
Net working capital	$ 6,484
Property, plant and equipment	8,263
Intangibles	12,757
Goodwill	5,045
Other long term liabilities	(10)
Future tax liabilities	(739)
Total Purchase Price	31,800
Less: Cash assumed on acquisition	(2,710)
Total purchase price less cash assumed on acquisition	$ 29,090

The acquisition of the Petcoke Services business was funded substantially with additional advances under the Company’s existing credit facility: $10 million from the remaining Term Loan and $21.5 million from an incremental facility with similar terms and conditions as the existing credit facility.

Western Markets Group

Western Markets produces and provides sulphur-enhanced chemicals to industrial customers and supplies alum, a water treatment chemical used by municipalities and other industrial companies, for water and wastewater treatment. The primary market for these and other chemicals is western Canada.

Western Markets earns revenue by providing sulphur-enhanced chemicals to the pulp and paper industry, as well as water treatment chemicals used by municipalities throughout Alberta and Saskatchewan for water and wastewater treatment. The Group’s product range includes: sulphuric acid; liquid sulphur dioxide; aluminum sulphate ("alum"); sodium bisulphate; aqua ammonia; carbon disulphide; hydrogen sulphide; and sulphur.

	Three months ending September 30,			Nine months ending September 30,
(in thousands of dollars)	2006	2005	% chg	2006	2005	% chg

Revenue	$ 16,914	$ 14,370	17.7%	$ 47,337	$ 43,252	9.44%
Gross Profit	7,251	5,587	29.8%	18,876	16,521	14.3%
Gross Profit as a percent of revenue	42.9%	38.9%		39.9%	38.2%

Capital expenditures	$ 223	$ 163		$ 632	$ 271
Total assets 1	n/a	n/a		$ 35,707	$ 34,743

1

2005 assets are at December 31, 2005

The increase in the Group’s third quarter 2006 revenue as well as the increase for the nine months ended September 30, 2006 largely resulted from increased sales of sulphides and sulphur-enhanced products.  Alum sales, which are dependent on weather conditions, were below comparable 2005 levels.

Higher gross profit as a percent of revenue for the third quarter and for the nine months of 2006 is the result of volume increases and lower cost of sulphur based raw materials.

Power Generation Group

Power Generation provides environmental systems and services for air quality compliance, primarily to electric utilities, and also to petrochemical and general industrial customers worldwide.

The activities associated with Power Generation include the design of pollution control equipment, engineering and project management services, and the licensing of technology.

	Three months ending September 30,			Nine months ending September 30,
(in thousands of dollars)	2006	2005	% chg	2006	2005	% chg

Revenue	$ 4,675	$ 2,443	91.4%	$14,926	$ 8,042	85.6%
Gross Profit	1,484	1,096	35.4%	4,473	3,518	27.1%
Gross Profit as a percent of revenue	31.7%	44.9%		30.0%	43.8%

Capital expenditures	$ --	$ --		$ 7	$ --
Total assets 1	n/a	n/a		$ 7,177	$ 8,911

1

2005 assets are at December 31, 2005

The increase in the Group’s revenue and gross profit reflected increased activities relating to the projects. Gross profit is impacted by the mix between project revenues, involving engineering and construction activities, and technology licensing revenues. When gross profit is combined with the Group’s SG&A, the net contribution as a percent of revenue is comparable to the prior years.

LIQUIDITY AND CAPITAL RESOURCES

Total assets were $423.7 million at September 30, 2006 compared to $374.4 million at December 31, 2005 with the increase primarily the result of the investment in the Petcoke Services business and Montreal expansion.

The increase in accounts receivable of $12.8 million to $40.7 million from the December 31, 2005 balance of $27.9 million reflects receivables associated with the acquisition of the Petcoke Services business and the seasonality of the business as discussed in the Quarterly Operating Performance section of this MDA.

Inventories at September 30, 2006 of $1.3 million decreased from the December 31, 2005 balance of $2.4 million, while prepaid expenses increased by $1.4 million primarily as a result of prepayment of insurance premiums on May 1, 2006.

The net book value of property, plant, and equipment at September 30, 2006 increased to $226.3 million from the December 31, 2005 balance of $206.3 million. The increase is the result of assets associated with the Petcoke Services acquisition and the capital additions during the nine months ended September 30, 2006 being offset by depreciation expense and the impact of foreign exchange on the U.S. dollar denominated assets.

Intangible assets increased to $37.8 million from the December 31, 2005 balance of $29.5 million. The increase reflects customer relationships recognized as part of the acquisition of Petcoke Services offset by   amortization subsequent to acquisition.

Goodwill increased to $78.8 million from the December 31, 2005 balance of $75.4 million with approximately $5.0 million of the increase relating to the Petcoke Services acquisition. The remaining goodwill was unchanged except for the impact of the stronger Canadian dollar on U.S. denominated goodwill.

Total current liabilities increased by approximately $17.7 million to $60.8 million from the December 31, 2005 balance of $43.1 million. The increase is the result of liabilities associated with the Petcoke Services acquisition as well as the timing of payments.

Total debt at the end of the third quarter of 2006 was $205.2 million, up $26.4 million from the December 31, 2005 balance of $178.8 million primarily due to the increase in the Senior Secured Term Loan used to fund the acquisition of the Petcoke Services business offset by the impact of the increase in the Canadian dollar against its U.S. counterpart on U.S. denominated debt.

The increase in deferred revenues is primarily due to fees that began in January of this year relating to the Montreal facility expansion, as well as the timing of receipts from Power Generation projects.

Financial Condition

	September 30,	December 31,
	2006	2005

Cash including cash held in trust (in millions of dollars)	$ 28.2	$ 23.0
Debt (in millions of dollars)	$ 205.2	$ 178.8
Net debt [1] (in millions of dollars)	$ 177.0	$ 155.8

Debt to equity	1.8x	1.7x
Net debt [1] to gross profit [2]	2.2x	2.6x
Net debt [1] to equity	1.5x	1.5x
Interest coverage (Gross Profit [2] to interest expense 2)	5.2x	5.3x

1.

Net debt is defined as total debt less cash and cash equivalents, including cash held in trust.

2.

Calculated for the latest twelve months.

Cash and cash equivalents (excluding restricted cash) at the end of September 2006 were $18.1 million compared to $12.7 million at the end of 2005, with excess cash invested in short-term, interest-bearing deposits.

Cash held in trust largely relates to restricted funds held as part of the Fort McMurray financing and was $10.1 million at the end of the third quarter of 2006, unchanged from the balance at the end of 2005.

The Company generates positive cash flows from operations that are used to fund maintenance and expansion capital projects and to meet debt obligations. The Company’s growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company’s presence in new markets. To the extent required, the Company would seek new outside financing to fund this growth strategy.

With the financing obtained as part of the acquisitions, the financial leverage ratios may increase in the short term and will reduce with the full year contribution from the acquisitions as well as from the commencement of earnings from the Montreal facility expansion.

The $20 million Revolving Credit Facility was undrawn at the end of the third quarter 2006 and provides the Company with sufficient flexibility to support its financial commitments.

The Company has met all of its debt related covenants.

Working Capital

The Company’s working capital, excluding cash and cash equivalents, cash held in trust and the current portion of long-term debt, was negative $2.5 million at September 30, 2006 compared to negative $6.5 million at December 31, 2005. The Company’s cash on hand and positive cash flows in conjunction with the undrawn Revolving Credit Facility provide the Company with sufficient working capital to meet its financial commitments. Given the size of the Company and its capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.

The current ratio, excluding cash and cash equivalents, cash held in trust and the current portion of long-term debt was 0.95:1 at September 30, 2006 compared to 0.84:1 at December 31, 2005.

Share Capital Outstanding

	As at October 31, 2006	September 30, 2006	December 31, 2005

Number of common shares	32,634,898	32,634,898	32,409,898
Number of options	1,113,265	1,113,265	1,338,265

For the nine months ended September 30, 2006 the Company issued 225,000 common shares for cash proceeds of $1.0 million upon the exercise of stock options.

The Company’s share price closed at:

	As at October 31,	September 30,	December 31,	September 30,
	2006	2006	2005	2005

Closing share price	$ 8.65	$ 8.80	$ 7.90	$ 8.02

Related Party Transactions

The Company has entered into a management services contract with its majority shareholder for the supply of management and financial services. Under the agreement the Company incurred fees of $0.1 million in the third quarter of 2006 and $0.3 million for the nine months ended September 30, 2006 compared to $0.1 million third quarter of 2005 and $0.3 million for the nine months ended September 30, 2005.

In addition, certain of the Company’s Directors hold senior positions with firms that provide services to the Company. During the third quarter of 2006, $0.3 million in fees were incurred compared to $2.3 million in the third quarter of 2005. For the nine months ended September 30, 2006 fees incurred were $4.2 million compared to $3.9 million for the same period in 2005.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash Flow from Operations

For the nine months ended September 30, 2006, the Company generated $40.9 million in cash provided by operations compared to $26.0 million in 2005.  The increase was primarily the result of the increased operating earnings as well as the increase in deferred revenues.

Cash and cash equivalents at the end of September 30, 2006 were $18.1 million, up $5.4 million from $12.7 million at December 31, 2005. Cash on hand and cash generated from operations, along with the cash received from the issuance of capital stock, were utilized to fund the investment in the Montreal facility expansion and other capital additions.

Capital Expenditures

	Three months ending September 30,		Nine months ending September 30,
(in thousands of dollars)	2006	2005	2006	2005

Expansion projects	$ 6,123	$ 12,006	$ 30,960	$ 27,409
Maintenance capital	1,677	1,479	4,737	3,584
Total capital expenditures	$ 7,800	$ 13,485	$ 35,697	$ 30,993

The above capital expenditures represents cash expenditures for capital assets. At September 30, 2006, $0.4 million was accrued for capital costs not yet paid against $3.5 million accrued at June 30, 2006 and $4.7 million at December 31, 2005.

The decrease in capital spending for the three months and nine months ending September 30, 2006 was largely due to lower spending related to the expansion of the Montreal facility that started up in the third quarter of 2006.

The Company entered into agreements with Petro-Canada and Shell Canada Products for the expansion of its Montreal facility that would increase the facility’s capacity by approximately 50%. Under these agreements, the fees relating to the Company’s Montreal processing facility began in January of 2006 and have been recorded as deferred revenue. Construction of the project was substantially completed and in June 2006 the Company notified the refiners that it has met its contractual commitment and delivered the additional processing capacity.  The Company began to recognize revenue and the related earnings in the third quarter of 2006. During the third quarter the Company also successfully completed the third party confirmatory performance test. To the end of September 30, 2006, $70.6 million has been spent. The remaining capital spending, largely the winterization of the facility and the completion of the redundant systems, are expected to be incurred through to the end of 2006 is to be funded from the cash flow from operations (approximately $6 million remaining).

RISKS & UNCERTAINTIES

There have been no changes in the Company’s business risks since the December 31, 2005 MD&A.

The Company has U.S.-based operations and reports in Canadian dollars and therefore is exposed to foreign exchange fluctuations in the following three areas: (1) monetary assets and liabilities, working capital and the U.S. denominated portion of the Senior Secured Term Loan; (2) revenues and expenses; and (3) the self-sustaining operations including the Senior Subordinated Notes.  Highlights of exchange rate movements for the quarter and nine months ended September 30, 2006 are as follows:

	Three months ending September 30,			Nine months ending September 30,
	2006	2005	% chg	2006	2005	% chg

Year-to-date average U.S. exchange rates	0.8920	0.8328	7.1%	0.8842	0.8179	8.1%
Closing U.S. exchange rates	0.8966	0.8613	4.1%	0.8966	0.8613	4.1%

The Company recorded the following foreign exchange gains and losses:

	Three months ending September 30,		Nine months ending September 30,
(in thousand of dollars)	2006	2005	2006	2005

Foreign exchange (gains) losses on net monetary items	$ (1)	$ 202	$ (337)	$ 221
Foreign exchange gain on Senior Secured Term Loan	5	(628)	(759)	(628)
	$ 4	$ (426)	$ (1,096)	$ (407)

The foreign exchange translation of the U.S. $15 million portion of the Senior Secured Term Loan arranged at the time of the Stablex acquisition is used primarily to offset the foreign exchange fluctuations associated with the U.S. revenues generated by Stablex.

The table illustrates the foreign exchange impact of a one-cent increase in the value of the Canadian dollar on the Company’s U.S. denominated operating results for the quarter ending September 30, 2006:

(in thousand of dollars)	Nine months ending September 30, 2006

Gross profit	$ (353)
SGA costs	75
Foreign exchange on net monetary items [1]	121
Foreign exchange on Senior Secured Term Loan	189
Earnings from operations before the under noted	32
Depreciation and amortization of deferred charges and intangible assets	116
Net interest expense	43
Earnings before income taxes	$ 191

1.

Assumes U.S. denominated monetary items remain unchanged.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information is recorded and reported to regulatory bodies, shareholders and other stakeholders on a timely basis. The Company is committed to providing timely and accurate disclosure of all material information.  As at September 30, 2006, management has evaluated the effectiveness of disclosure controls and procedures and has concluded that they are effective.  However, due to the inherent limitations in control systems and procedures, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively.

OUTLOOK

Marsulex has experienced significant year-to-date growth in revenue and profits.  Within the Industrial Services Group, acquisitions and the Montreal expansion have been significant contributors to this growth.  There has been some volatility in commodity pricing particularly with respect to natural gas (used in our Regen plant) and prilled sulphur.  Our Western Markets and Power Generation groups continue to demonstrate solid growth.

Capital spending in the quarter continues to be directed towards completion of winterization for the Montreal expansion.  This should be completed in the fourth quarter.  Our maintenance capital spending has been below traditional levels.  We expect this spending will increase in the fourth quarter with perhaps some carry over into early 2007.

For our most recent acquisitions, the Company remains focused on business integration including training, employee development and technology investments.  Hiring of additional personnel to address our growth remains a top priority.

The current economic environment is creating expansion opportunities for some of the Company’s major customers.  Some of our refinery customers have announced major new spending on capital projects.  While this creates opportunity for Marsulex, the timing for realization of new revenue opportunities is difficult to predict.

With the annualized benefit from the Montreal facility expansion and the recent Petcoke Services acquisition, the Company should experience continued growth over 2005 levels through the remainder of 2006.

QUARTERLY OPERATING PERFORMANCE

Selected Quarterly Financial Information

	3rd Quarter		2nd Quarter		1st Quarter		4th Quarter
(In millions of dollars, except per share amounts)	2006	2005	2006	2005	2006	2005	2005	2004

Revenue	68.3	43.4	65.0	40.8	46.9	34.8	47.5	34.3
Gross Profit	24.8	15.7	19.6	14.7	17.2	13.3	17.3	13.2
SGA	7.8	5.8	6.8	4.7	7.0	4.2	6.4	9.6
Foreign exchange losses (gains)	--	(0.4)	(0.9)	--	(0.2)	--	--	(0.1)
Unusual items, (gains) losses	--	2.0	--	--	--	--	(0.3)	0.5
Depreciation and amortization, including losses on disposals	10.0	6.4	8.0	5.5	7.2	5.3	6.9	4.7
Interest expense	4.3	3.0	4.0	2.5	3.5	2.5	3.6	2.5
Earnings (loss) before income taxes	3.1	(0.4)	3.2	2.5	1.0	1.6	1.6	(2.8)
Net earnings (loss)	2.6	(0.9)	5.3	1.7	0.7	1.1	(0.4)	1.9
Basic earnings (loss) per share	0.08	(0.03)	0.16	0.05	0.02	0.03	(0.01)	0.06

Cash generated from operations before non-cash working capital	12.4	7.5	9.6	7.4	7.9	6.7	8.9	3.5
Changes in non-cash operating working capital	9.3	7.3	(3.7)	2.1	5.4	(5.0)	(5.5)	7.7
Cash provided by operations	21.7	14.8	5.9	9.5	13.3	1.7	3.4	11.2

Total Assets	423.7	375.5	420.8	285.3	376.8	272.0	374.4	272.8

Review of Quarterly Trends

The volumes processed by the Industrial Services Group may be affected by the seasonal variation of its customers’ activities, generally peaking during the summer. For example, although the volumes processed for the Group’s refinery customers may be affected by the market demand and seasonal variations of the refineries’ products, generally peaking during the summer driving season, the revenues from these customers are largely stable year over year and are somewhat insulated through contractual minimum volume requirements. The Stablex operations are also affected by seasonality as the industrial waste streams processed include site remediation projects where activity generally peaks through the summer months and slows, as the waste materials freeze, in the winter months.  Western Markets Group volumes and revenues are generally stable year over year although some products may experience seasonal fluctuations. For example, the water treatment needs of its municipal customers generally peak during the spring "run off" and summer seasons. The timing of revenues earned from Power Generation’s projects and licensing activities results in variances in the Group’s quarterly results.

For the four quarters ended September 30, 2006 revenues averaged $56.9 million per quarter while for the four quarters ended September 30, 2005 revenues averaged $38.3 million per quarter.  For the four quarters ended September 30, 2006 gross profit averaged $19.7 million per quarter while for the four quarters ended September 30, 2005 gross profit averaged $14.2 million per quarter.  In addition to business seasonality, the Company’s quarterly revenue and gross profit have been affected by the following:

♦

Revenue recognition on the Montreal facility expansion in the third quarter of 2006;

♦

The acquisition of the Petcoke Services business on April 1, 2006;

♦

The acquisition of Stablex on August 16, 2005; and,

♦

Revenue generation from the Fort McMurray facility that began earning fees in January 2005.

The SGA for the four quarters ended September 30, 2006 reflect the SGA associated with the August 2005 acquisition of Stablex and the April 2006 acquisition of the Petcoke Services business. The fourth quarter of 2004 includes the $4.3 million cost of the change in senior management. When the SGA is adjusted for the impact of the acquisitions, SGA, and the cost of the change in senior management, fluctuations between quarters reflect the timing of certain costs.

The depreciation and amortization expense for 2005 reflects depreciation from the Fort McMurray facility. The increase in depreciation and amortization for the four quarters ended September 30, 2006 reflects the depreciation and amortization associated with the start-up of the Montreal facility expansion and the fair market values of the assets acquired as part of the Stablex and Petcoke Services acquisitions.

Cash generated by operations is impacted by the quarterly changes in non-cash working capital that typically reflect the impact of the seasonal fluctuations in revenues and the interest accrual associated with the Senior Subordinated Notes which is paid on June 30 and December 31 of each year. Given the size of the Company and the significant planned expansion capital expenditures, it is not unusual for the Company to experience temporary fluctuations from quarter to quarter in working capital. The change in the fourth quarter of 2004 and the first quarter of 2005 was related largely to the increase in accruals relating to the costs of the change in senior management and subsequent settlement in the following quarter. The change in the third and fourth quarter of 2005 and the third quarter 2006 reflects the timing in settlement of working capital items largely relating to the Montreal expansion and payments received on Power Generation projects. In the first quarter of 2006, the Company began receiving fees relating to the Montreal expansion.

SUPPLEMENTAL FINANCIAL INFORMATION

EBITDA is a supplemental, non-generally accepted accounting principle financial measure. EBITDA is defined as earnings before interest, taxes, depreciation, and amortization or “EBITDA.” It is used by management internally not only to measure the performance of the business as a whole, but also to measure the performance of the individual segments, and it forms the primary basis upon which employees of the Company receive incentive compensation. EBITDA is also used by the Company as a basis to measure compliance with certain debt covenants. EBITDA is presented as supplemental information because management, through its discussions with key stakeholders of the Company including shareholders, analysts and other financial institutions, believes it is a widely used financial indicator of the Company's operating profitability and performance before the effects of capital investment and financing decisions. Since EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), it should not be considered in isolation of, or as a substitute for net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company’s method of calculating EBITDA may differ from other companies and accordingly, the Company’s EBITDA may not be comparable to measures used by other companies. In addition, this measure does not necessarily represent funds available for discretionary use and is not necessarily a measure of the Company’s ability to fund its cash requirements. The Company’s non-GAAP performance measure, EBITDA, has certain material limitations as follows:

♦

It does not include interest expense. Because the Company has borrowed money to finance some of its operations, interest is a necessary part of the Company’s costs and ability to generate revenue. Therefore, any measure that excludes interest has material limitations;

♦

It does not include depreciation and amortization expense. Because the Company must utilize capital assets in order to generate revenues, depreciation and amortization expense is a necessary and ongoing part of the Company’s costs. Therefore, any measure that excludes depreciation and amortization expense has material limitations;

♦

It does not include taxes. Because the payment of taxes is a necessary and ongoing part of the Company’s operations, any measure that excludes taxes has material limitations.

Management compensates for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with its analysis of net earnings. Because we use EBITDA to evaluate our financial performance, we reconcile it to net earnings which is the most comparable financial measure calculated and presented in accordance to GAAP. The following is a reconciliation of EBITDA to net earnings:

Supplemental selected information:

For the three months ending September 30, 2006 (In thousands of dollars)	Industrial Services	Western Markets	Power Generation	Corporate Support	Total

Earnings (loss) before the undernoted (EBITDA)	$ 13,294	$ 6,674	$ 459	$ (3,407)	$17,020
Depreciation	6,967	593	24	73	7,657
Amortization of deferred charges and intangible assets	1,882	--	--	342	2,224
Net interest expense	--	--	--	3,992	3,992
Earnings (loss) before income taxes	4,445	6,081	435	(7,814)	3,147
Income taxes /(recovery)	--	--	--	574	574
Net earnings (loss)	$ 4,445	$ 6,081	$ 435	$ (8,388)	$ 2,573

For the three months ending September 30, 2005 (In thousands of dollars)	Industrial Services	Western Markets	Power Generation	Corporate Support	Total

Earnings (loss) before the undernoted (EBITDA)	$ 7,536	$ 5,150	$ (1,985)	$ (2,366)	$ 8,335
Depreciation, including loss on disposal	4,692	591	125	50	5,458
Amortization of deferred charges and intangible assets	781	--	--	172	953
Net interest expense	--	--	--	2,290	2,290
Earnings (loss) before income taxes	2,063	4,559	(2,110)	(4,878)	(366)
Income taxes /(recovery)	--	--	--	571	571
Net earnings (loss)	$ 2,063	$ 4,559	$ (2,110)	$ (5,449)	$ (937)

For the nine months ending September 30, 2006 (In thousands of dollars)	Industrial Services	Western Markets	Power Generation	Corporate Support	Total

Earnings (loss) before the undernoted (EBITDA)	$ 30,290	$ 17,343	$ 1,494	$ (8,043)	$ 41,084
Depreciation	16,797	1,772	71	176	18,816
Amortization of deferred charges and intangible assets	4,739	--	--	1,513	6,252
Net interest expense	--	--	--	8,703	8,703
Earnings (loss) before income taxes	8,754	15,571	1,423	(18,435)	7,313
Income taxes/(recovery)	--	--	--	(1,192)	(1,192)
Net earnings (loss)	$ 8,754	$ 15,571	$ 1,423	$ (17,243)	$ 8,505

For the nine months ending September 30, 2005 (In thousands of dollars)	Industrial Services	Western Markets	Power Generation	Corporate Support	Total

Earnings (loss) before the undernoted (EBITDA)	$ 21,291	$ 15,125	$ (1,519)	$ (7,466)	$ 27,431
Depreciation, including loss on disposal	13,425	1,766	495	155	15,841
Amortization of deferred charges and intangible assets	781	--	--	520	1,301
Net interest expense	--	--	--	6,491	6,491
Earnings (loss) before income taxes	7,085	13,359	(2,014)	(14,632)	3,798
Income taxes/(recovery)	--	--	--	(1,950)	(1,950)
Net earnings (loss)	$ 7,085	$ 13,359	$ (2,014)	$(16,582)	$ 1,848

EBITDA for the third quarter of 2006 was $17.0 million compared to $8.3 million for the same period of 2005 and EBITDA for the nine months ended September 30, 2006 was $41.1 million compared to $27.4 million for the same period of 2005. The increased results are due to the contribution from start-up of the Montreal facility expansion in the third quarter of 2006, the Stablex and Petcoke Services acquisitions, the recovery, through contractual pass-throughs, of the higher energy costs for spent acid regeneration contracts, offset by lower prilled sulphur sales, costs at the Montreal and Fort McMurray facilities for Industrial Services as well as costs associated with the arbitration settlement recorded in Power Generation in 2005 and the strong sales in the quarter for Western Markets’ sulphur-enhanced products and the timing of the Power Generation projects.

Forward-looking Statements

The foregoing may contain forward-looking statements. These statements are based on current views and expectations that are subject to risks, uncertainties, and assumptions that are difficult to predict, including the impact of acquisitions, risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and the Company’s ability to protect its intellectual property. Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise. Additional information identifying risks, uncertainties and assumptions is contained in Company’s filings with the securities regulatory authorities, which are available at www.sedar.com. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

MARSULEX INC.

Consolidated Balance Sheets

(In thousands of dollars)

	September 30, 2006 (unaudited)	December 31, 2005

Assets

Current assets:
Cash and cash equivalents	$ 18,071	$ 12,749
Cash held in trust	10,135	10,268
Accounts receivable	40,743	27,924
Inventories	1,257	2,419
Future income tax asset	544	544
Prepaid expenses and other assets	5,526	4,056
	76,276	57,960

Property, plant and equipment	226,276	206,314
Deferred charges and other assets	4,620	5,213
Intangible assets	37,795	29,483
Goodwill	78,751	75,430
	$ 423,718	$ 374,400

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$ 15,822	$ 16,921
Accrued liabilities	20,021	21,346
Income taxes payable	2,180	1,077
Interest payable	1,804	198
Current portion of deferred revenue	10,762	1,868
Current portion of long-term debt	10,195	1,641
	60,784	43,051

Long-term debt (note 4)	195,020	177,126
Deferred revenue	12,148	5,814
Employee future benefits	2,215	2,186
Other liabilities	9,547	9,795
Future income tax liability	27,575	29,537

Shareholders’ equity:
Capital stock (note 5)	61,084	60,093
Retained earnings	53,116	44,611
Foreign currency translation adjustment	2,229	2,187
	116,429	106,891
	$ 423,718	$ 374,400

MARSULEX INC.

Consolidated Statements of Operations (unaudited)

(In thousands of dollars, except per share amounts)

	Three months ending September 30,		Nine months ending September 30,
	2006	2005	2006	2005

Revenue	$ 68,333	$ 43,356	$180,227	$ 118,931
Cost of sales and services	43,538	27,632	118,695	75,181
Gross profit	24,795	15,724	61,532	43,750

Selling, general, administrative and other costs	7,771	5,777	21,544	14,638
Depreciation	7,657	5,458	18,816	15,841
Amortization of deferred charges and intangible assets	2,224	953	6,252	1,301
Unusual items	--	2,038	--	2,088
Foreign exchange (gain) loss on monetary items	(1)	202	(337)	221
Foreign exchange (gain) on long-term debt	5	(628)	(759)	(628)
Net interest expense (note 8)	3,992	2,290	8,703	6,491
Earnings (loss) before income taxes	3,147	(366)	7,313	3,798

Income taxes/(recovery):
Current	632	155	1,493	963
Future	(58)	416	(2,685)	987
	574	571	(1,192)	1,950
Net earnings (loss)	$ 2,573	$ (937)	$ 8,505	$ 1,848

Earnings (loss) per share (note 6):
Basic	$ 0.08	$ (0.03)	$ 0.26	$ 0.06
Diluted	$ 0.08	$ (0.03)	$ 0.26	$ 0.06

Consolidated Statements of Retained Earnings (unaudited)

(In thousands of dollars)

	Nine months ending September 30,
	2006	2005

Retained earnings, beginning of year	$ 44,611	$ 43,190

Net earnings	8,505	1,848
Retained earnings, end of period	$ 53,116	$ 45,038

MARSULEX INC.

Consolidated Statements of Cash Flows (unaudited)

(In thousands of dollars)

	Three months ending September 30,	Nine months ending September 30,
	2006	2005	2006	2005

Cash provided by (used in):
Operating activities:
Net earnings (loss)	$ 2,573	$ (937)	$ 8,505	$ 1,848
Items not affecting cash:
Depreciation	7,657	5,458	18,816	15,841
Amortization of deferred charges and intangible assets	2,224	953	6,252	1,301
Foreign exchange gain on long-term debt	5	(628)	(759)	(628)
Future income taxes	(58)	416	(2,685)	987
Unusual Item	--	1,913	--	1,913
Accretion of asset retirement obligations	20	31	59	111
Other non-cash items	(17)	251	(315)	166

Decrease (increase) in non-cash operating working capital	9,284	7,349	11,003	4,472
Cash provided by operating activities	21,688	14,806	40,876	26,011

Financing activities:
Increase in long term debt (note 4)	--	70,000	31,500	70,000
Repayment of long-term debt	(414)	(385)	(1,219)	(1,134)
Issuance of capital stock (note 5)	--	1,350	991	2,112
	(414)	70,965	31,272	70,978

Investing activities:
Arbitration settlement	--	1,472	--	1,474
Additions to property, plant and equipment	(7,800)	(13,485)	(35,697)	(30,993)
Increase in deferred charges	(876)	(2,147)	(2,089)	(2,581)
Acquisition, net of cash acquired (note 3)	(20)	(71,814)	(28,992)	(71,814)
Note from Chemtrade Logistics	--	--	--	900
Decrease (increase) in cash held in trust	(103)	(20)	133	2,702
	(8,799)	(85,994)	(66,645)	(100,312)

Foreign exchange gain (loss) on cash held in foreign currency	(23)	(594)	(181)	(399)

Increase (decrease) in cash and cash equivalents	12,452	(817)	5,322	(3,722)

Cash and cash equivalents – beginning of period	5,619	28,017	12,749	30,922

Cash and cash equivalents – end of period	$ 18,071	$ 27,200	$ 18,071	$ 27,200

Supplemental cash flow information:
Interest paid	$ 2,491	$ 1,042	$ 10,206	$ 6,114
Income taxes paid, net of refunds	406	460	1,261	515

MARSULEX INC.

Notes to Consolidated Financial Statements (unaudited)

(in thousand of dollars)

1.

Basis of presentation:

The unaudited consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. These unaudited consolidated financial statements do not include all of the disclosures required by generally accepted accounting principles for annual financial statements and accordingly should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company’s 2005 Annual Report.

These consolidated financial statements include the accounts of Marsulex Inc. (the Company) and its subsidiaries.

2.

Seasonality of the business:

The revenue generated by the Company may be affected by the seasonal variation of its customers’ activities, generally peaking during the summer.

3.

Acquisition of Oxbow Industrial Services, LLC (the Petroleum Coke (“Petcoke”) Services business)

On April 1, 2006 the Company completed the acquisition of Oxbow Industrial Services, LLC, a leading provider of in-refinery petcoke cutting and bulk handling services to major oil refineries in the U.S. Gulf Coast and West Coast and Venezuela, from Oxbow Carbon & Minerals LLC. The purchase price of the acquisition was U.S. $27 million (approximately $31 million Canadian), excluding transaction costs of approximately $0.7 million. The acquisition includes a 50 percent ownership interest in Aimvenca, C.A., a Venezuelan joint venture with Mecavenca, C.A. The results of operations have been consolidated from April 1, 2006, the effective date of acquisition.

The acquisition has been accounted for using the purchase method of accounting. The preliminary purchase price allocation, including acquisition costs, is as follows:

Net working capital	$ 6,484
Property, plant and equipment	8,263
Intangibles	12,757
Goodwill	5,045
Other long term liabilities	(10)
Future tax liability	(739)
Total Purchase Price	31,800
Less: Cash assumed on acquisition	(2,710)
Total purchase price less cash assumed on acquisition	$ 29,090

The purchase price equation includes $0.1 million for expenditures accrued but not yet paid as of September 30, 2006. The value assigned to the intangible assets related to customer relationships having estimated useful lives of 10 years. Goodwill of $5.0 million, generated as a result of the acquisition, represents the excess of purchase price consideration over the estimated fair value of the net assets acquired.

4.

Increase in Long-term debt

The acquisition of the Petcoke Services business was funded substantially with additional advances under the Company’s existing credit facility: $10 million from the remaining Term Loan and $21.5 million from an incremental facility with similar terms and conditions as the existing credit facility. The Company also recorded $0.5 million in deferred charges relating to the financing.

The repayments are required until maturity and are paid as follows:

September 30, 2007	$ 1,792
December 31, 2007	1,792
March 31, 2008	1,792
June 15, 2008	26,124
$ 31,500

5.

Capital stock:

For the nine months ended September 30, 2006 the Company issued 225,000 common shares for cash proceeds of $1.0 million upon the exercise of stock options.

6.

Earnings (loss) per share:

The following table sets forth the computation of diluted earnings (loss) per share:

	Three months ending September 30,		Nine months ending September 30,
	2006	2005	2006	2005
Numerator:
Net earnings (loss) available to common shareholders	$ 2,573	$ (937)	$ 8,505	$ 1,848

Denominator (shares in thousands):
Weighted average common shares outstanding	32,612	32,193	32,635	32,082
Effect of dilutive securities:
Employee stock options	567	--	558	746
Adjusted weighted average shares and assumed conversions	33,179	32,193	33,193	32,828

The effect of dilutive securities has not been taken into account for the three months ended September 30, 2005 as to do so would be anti-dilutive.

7.

Pensions and Other Post-Retirement Benefits:

Components of Net Periodic Benefit Cost for Defined Benefit Plans

	Three months ending September 30,				Nine months ending September 30,
	Pension Benefits		Other Benefits		Pension Benefits		Other Benefits
(in thousands of dollars)	2006	2005	2006	2005	2006	2005	2006	2005
Service cost	$ 191	$ 166	$ 5	$ 5	$571	$ 351	$17	$ 16
Interest cost	182	162	10	10	584	411	30	27
Expected return on plan assets	(216)	(150)		--	(635)	(342)	--	--
Amortization of transition obligations (assets)	(17)	(21)	1	1	(49)	(53)	5	5
Amortization of actuarial and investment (gain) loss	15	11	(5)	--	24	(28)	--	2
Post retirement benefits expense	$ 155	$ 168	$ 11	$ 16	$495	$(339)	$52	$50

8.

Net interest expense:

	Three months ending September 30,		Nine months ending September 30,
	2006	2005	2006	2005

Interest expense	$ 4,302	$ 3,044	$11,805	$ 8,117
Interest capitalized	(80)	(530)	(2,515)	(925)
Interest income	(230)	(224)	(587)	(701)
	$ 3,992	$ 2,290	$ 8,703	$ 6,491

9.

Business segments:

The Company's activities are divided into four reportable segments.  The three operating segments are: Industrial Services, Western Markets, and Power Generation. The fourth non-operating segment is Corporate Support, which provides centralized services, such as finance, information systems, human resources and risk management to the operating segments.

Industrial Services provides services, including environmental compliance solutions, to oil refiners and other industrial customers, primarily in the U.S. and Canada. Services include the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline; the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process; the recovery of sulphur dioxide to ensure air quality compliance; cutting and handling of petroleum coke; and the safe handling, treatment, and disposal of industrial hazardous waste streams.

Western Markets produces and provides sulphur-enhanced chemicals to industrial customers and supplies alum, a water treatment chemical used by municipalities and other industrial companies, for water and wastewater treatment. The primary market for these and other chemicals is Western Canada.

Power Generation provides environmental systems and services for air quality compliance, primarily to electric utilities, and also to petrochemical and general industrial customers worldwide.

MARSULEX INC.

Notes to Consolidated Financial Statements (unaudited)

9.

Business segments (continued):

For the three months ended September 30	Industrial Services		Western Markets		Power Generation		Inter-segment Revenue Corporate Support		Total
(in thousands of dollars)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenue	$ 46,744	$ 26,543	$ 16,914	$ 14,370	$ 4,675	$ 2,443	$ --	$ --	$ 68,333	$ 43,356
Gross profit	$ 16,060	$ 9,041	$ 7,251	$ 5,587	$ 1,484	$ 1,096	$ --	$ --	$ 24,795	$ 15,724
SGA 1, including foreign exchange gains (losses)	2,766	1,505	577	437	1,025	1,043	3,407	2,366	7,775	5,351
Unusual items	--	--	--	--	--	2,038	--	--	--	2,038
Earnings (loss) before the under noted	$ 13,294	$ 7,536	$ 6,674	$ 5,150	$ 459	$ (1,985)	$ (3,407)	$ (2,366)	$ 17,020	$ 8,335
Depreciation, including loss on disposal	6,967	4,692	593	591	24	125	73	50	7,657	5,458
Amortization of deferred charges and intangible assets	1,882	781	--	--	--	--	342	172	2,224	953
Net Interest expense	--	--	--	--	--	--	3,992	2,290	3,992	2,290
Earnings (loss) before income taxes	$ 4,445	$ 2,063	$ 6,081	$ 4,559	$ 435	$ (2,110)	$ (7,814)	$ (4,878)	$ 3,147	$ (366)
Capital expenditures	$ 7,293	$ 13,314	$ 223	$ 163	$ --	$ --	$ 284	$ 11	$ 7,800	$ 13,485
Addition to goodwill	$ --	$ 31,170	$ --	$ --	$ --	$ --	$ --	$ --	$ --	$ 31,170
Acquisition, excluding goodwill	$ --	$ 42,520	$ --	$ --	$ --	$ --	$ --	$ --	$ --	$ 42,520

For the nine months ended September 30	Industrial Services		Western Markets		Power Generation		Inter-segment Revenue Corporate Support		Total
(in thousands of dollars)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenue from external customers	$ 118,020	$ 67,637	$ 47,337	$ 43,252	$14,926	$ 8,042	$ (56)	$ --	$ 180,227	$ 118,931
Gross profit	$ 38,183	$ 23,711	$ 18,876	$ 16,521	$ 4,473	$ 3,518	$ --	$ --	$ 61,532	$ 43,750
SGA [1], including foreign exchange gains (losses)	7,893	2,420	1,533	1,396	2,979	2,949	8,043	7,466	20,448	14,231
Unusual items	--	--	--	--	--	2,088	--	--	--	2,088
Earnings (loss) before the under noted	$ 30,290	$ 21,291	$ 17,343	$ 15,125	$ 1,494	$ (1,519)	$ (8,043)	$ (7,466)	$ 41,084	$ 27,431
Depreciation, including loss on disposal	16,797	13,425	1,772	1,766	71	495	176	155	18,816	15,841
Amortization of deferred charges and intangible assets	4,739	781	--	--	--	--	1,513	520	6,252	1,301
Net interest expense	--	--	--	--	--	--	8,703	6,491	8,703	6,491
Earnings (loss) before income taxes	$ 8,754	$ 7,085	$ 15,571	$ 13,359	$ 1,423	$ (2,014)	$ (18,435)	$ (14,632)	$ 7,313	$ 3,798
Capital expenditures	$ 34,467	$ 30,659	$ 632	$ 271	$ 7	$ --	$ 591	$ 63	$ 35,697	$ 30,993
Addition to goodwill	$ 5,045	$ 31,170	$ --	$ --	$ --	$ --	$ --	$ --	$ 5,045	$ 31,170
Acquisition, excluding goodwill	$ 26,755	$ 42,520	$ --	$ --	$ --	$ --	$ --	$ --	$ 26,755	$ 42,520
Total assets before goodwill and intangible assets [2]	$239,275	$208,931	$ 31,239	$ 30,275	$ 1,581	$ 3,061	$ 35,077	$ 27,220	$ 307,172	$ 269,487
Goodwill and intangible assets, net of accumulated amortization [2]	106,482	94,595	4,468	4,468	5,596	5,850	--	--	116,546	104,913
Total assets [2]	$345,757	$ 303,526	$ 35,707	$ 34,743	$ 7,177	$ 8,911	$ 35,077	$ 27,220	$ 423,718	$ 374,400

1.

Selling, general, administrative and other costs.

2.

2005 assets are at December 31st.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

Date: November 2, 2006	By:	/s/ Lucio Milanovich
Lucio Milanovich
Director, Finance